TRICON RESIDENTIAL INC.
Annual Meeting of Shareholders
held on June 21, 2023
REPORT OF VOTING RESULTS
Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3
The following matters were voted on at the Annual Meeting of Shareholders (the “Meeting”) of Tricon Residential Inc. (“Tricon”) held on Wednesday, June 21, 2023. Full details of these matters are set out in the Notice of Meeting and Management Information Circular dated May 9, 2023 (the “Circular”), which is available under Tricon’s profile on SEDAR at www.sedar.com. The board of directors of Tricon recommended that shareholders vote FOR:
•the election as director of each of the ten nominees listed in the Circular; and
•the re-appointment of PricewaterhouseCoopers LLP as auditor of Tricon and the authorization to fix their remuneration; and

1.Election of Directors
Each of the ten nominees listed in the Circular was elected to serve as a director of Tricon until the next annual meeting of shareholders or until his or her resignation or until his or her successor is elected or appointed. The outcome of the vote (including votes by proxy and virtually at the Meeting) was as follows:

Nominee	Votes For		Votes Withheld
	Number	%	Number	%
David Berman	193,524,758	93.21%	14,091,620	6.79%
Gary Berman	205,003,257	98.74%	2,613,121	1.26%
Frank Cohen	204,488,772	98.49%	3,127,606	1.51%
Camille Douglas	203,687,915	98.11%	3,928,464	1.89%
Renée L. Glover	205,206,506	98.84%	2,409,873	1.16%
Ira Gluskin	203,564,738	98.05%	4,051,640	1.95%
J. Michael Knowlton	129,782,075	62.51%	77,834,303	37.49%
Siân M. Matthews	126,654,244	61.00%	80,962,133	39.00%
Geoff Matus	204,586,912	98.54%	3,029,466	1.46%
Peter D. Sacks	127,555,359	61.44%	80,061,019	38.56%

2.Appointment of Auditors
PricewaterhouseCoopers LLP was reappointed as the auditor of Tricon and the board of directors of Tricon was authorized to fix the auditor’s remuneration. The outcome of the vote (including votes by proxy and virtually at the Meeting) was as follows:

Votes For		Votes Withheld
Number	%	Number	%
216,678,557	99.77%	491,730	0.23%

DATED this 21st day of June, 2023.

TRICON RESIDENTIAL INC.
Per:	“David Veneziano”
Name: David Veneziano
Title: EVP, Chief Legal Officer and Corporate Secretary